Brinker International, Inc
3000 Olympus Boulevard
Dallas, Texas 75019

April 9, 2020

Via EDGAR Transmission

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N. E.
Washington, D. C. 20549

Attention: Theresa Brillant, Lyn Shenk
Re:  Brinker International, Inc.
        Form 10-K for the Fiscal Year Ended June 26, 2019
        Filed August 22, 2019
        File No. 001-10275

Dear Division of Corporation Finance:

We hereby submit our response to the comments of the Staff of the Securities and Exchange Commission conveyed in a letter to us dated March 31, 2020, in connection with the Staff’s review of our Annual Report on Form 10-K for the fiscal year ended June 26, 2019 (the “Form 10-K”). For your convenience, we have reproduced the Staff's comments in bold preceding our responses.

Form 10-K for Fiscal Year Ended June 26, 2019
Consolidated Statements of Comprehensive Income, page F-19

1. We note your presentation of the sub-total "Company restaurant expenses" on the face of your statements of comprehensive income and that this sub-total excludes certain operating expenses for restaurant-related charges for impairments and asset write-offs as detailed in note 5 on page F-37. We also note that the name of this sub-total is very similar to the expense captioned “Restaurant expenses” included within it. Please tell us your basis for presenting this sub-total and for excluding restaurant-related charges from it.

Response:
We present the subtotal caption "Company restaurant expenses" on the face of our consolidated statements of comprehensive income to provide investors with better insight into the expenses directly related to Company sales for the periods presented. We believe investors in our industry focus on analyzing food and beverage costs, restaurant labor and restaurant expenses more frequently in comparison to sales volume. The Restaurant expenses caption primarily includes restaurant rent, property and equipment maintenance, supplies, utilities, advertising, credit card processing fees and property taxes.

As noted by the Staff, the sub-total caption “Company restaurant expenses” excludes certain expenses for restaurant-related charges such as impairments or asset write-offs that are included in the “Other (gains) and charges” caption. We do not include these expenses in the “Restaurant expenses” caption as these expenses are not directly related to the sale of food and beverages. The “Other (gains) and charges” caption is generally reflective of a history of underperformance relative to a small number of restaurants, rather than to current period sales of food and beverages at all of our restaurants. Therefore, we believe this presentation and related disclosure in Note 5 of our Form 10-K provides users of the financial statements with transparent disclosure of the current period operating results, including impairments and asset write-offs.

It appears from your disclosure on page F-53 that “Cost of sales” may consist of food and beverage costs. If so, we believe you should consider retitling this caption accordingly because your cost of sales expense is not burdened with other direct and indirect costs of producing your food and beverage.

Response:
The “Cost of sales” caption on the face of our consolidated statements of comprehensive income includes the outside purchase costs of the raw materials and ingredients used in the preparation of food and beverage products we sell in our company-owned restaurants. The amounts included in the “Cost of Sales” caption are not burdened with other direct or indirect costs. In future filings we will retitle this caption to “Food and beverage costs”.

Please revise the notes to your financial statements to narratively describe the types of expenses included in “Restaurant expenses.”

Response:
In future filings we will revise the notes to our financial statements to include a narrative disclosure regarding the composition of “Restaurant expenses”. This caption primarily includes restaurant rent, property and equipment maintenance, supplies, utilities, advertising, credit card processing fees and property taxes.

In connection with responding to the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding our responses please contact me at (972) 770-5888.

Sincerely,

/s/ Joseph G. Taylor

Joseph G. Taylor
Executive Vice President and Chief Financial Officer

cc: Daniel Fuller, Vice President, General Counsel and Secretary